VIA EDGAR

November 10, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:   Jim B. Rosenberg, Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Re:	Alkermes Public Limited Company Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”), set forth below is Alkermes’ response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 4, 2016 addressed to James M. Frates, Alkermes’ Senior Vice President and Chief Financial Officer. For your convenience, we have set forth below the Staff’s comment in italics, followed by Alkermes’ response thereto.

Notes to Consolidated Financial Statements

Note 3— Divestiture, page F-16

1.              We acknowledge your response to prior comment 1 of our September 19, 2016 letter. It does not appear that the policy elections you describe in your response are clearly explained in your filing. In addition, it is unclear from your response your intention to consistently apply these policy elections in your accounting for future divestitures. Please tell us if you intend to revise your disclosures in future filings to clarify.

Company’s Response:

The Company proposes to include, within a “Business Acquisitions and Divestitures” section of the “Summary of Significant Accounting Policies” footnote of its Consolidated Financial Statements in its future annual reports beginning with its Annual Report on form 10-K for the period ending December 31, 2016, the following underlined text related to its accounting policy for recognizing and classifying contingent consideration included in a business divestiture:

Business Acquisitions and Divestitures

The Company’s consolidated financial statements include the operations of an acquired business after the completion of the acquisition. The Company accounts for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date, and that the fair value of acquired in-process research and development be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. Contingent consideration, if any, is included within the acquisition cost and is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is re-measured to fair value at each reporting date until the contingency is resolved. Changes in the fair value of the contingent consideration are recognized in earnings.

The Company’s consolidated financial statements include gains and losses from divested businesses. The Company accounts for the deconsolidation of a subsidiary, or derecognition of a group of assets, by recognizing a gain or loss in net income attributable to the Company, measured as the difference between the fair value of any consideration received and the carrying amount of the former subsidiary’s assets and liabilities, or the carrying amount of the group of assets. If consideration received for the divested business includes contingent consideration, the Company elects, for the components of the contingent consideration that are not derivative instruments, such as future regulatory milestones, sales milestones and royalties, to include them in the contingent consideration portion of the arrangement at fair value and to elect the fair value option for the subsequent accounting of the contingent consideration. The Company will continue to revalue the contingent consideration at each reporting date until each milestone and/or royalty have been achieved or ceased, with any changes in the fair value of the contingent consideration recognized in earnings.

* * * *

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer